Exhibit 12.2
Consolidated Edison Company of New York, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings
Net Income	$1,056	$1,084	$1,058	$1,020	$1,014
Preferred Stock Dividend	—	—	—	—	3
(Income) or Loss from Equity Investees	—	—	—	—	—
Minority Interest Loss	—	—	—	—	—
Income Tax	603	574	555	520	529
Pre-Tax Income	$1,659	$1,658	$1,613	$1,540	$1,546
Add: Fixed Charges*	634	629	580	564	573
Add: Distributed Income of Equity Investees	—	—	—	—	—
Subtract: Interest Capitalized	—	—	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—	—	—
Earnings	$2,293	$2,287	$2,193	$2,104	$2,119
* Fixed Charges
Interest on Long-term Debt	$575	$553	$510	$496	$508
Amortization of Debt Discount, Premium and Expense	13	14	13	15	17
Interest Capitalized	—	—	—	—	—
Other Interest	19	19	15	11	22
Interest Component of Rentals	27	43	42	42	26
Pre-Tax Preferred Stock Dividend Requirement	—	—	—	—	—
Fixed Charges	$634	$629	$580	$564	$573
Ratio of Earnings to Fixed Charges	3.6	3.6	3.8	3.7	3.7